Effective March 6, 2001, Dresdner RCM Global Funds, Inc. (the "Registrant") became the surviving corporation of a merger with Dresdner RCM Investment Funds Inc. (the "Investment Company").
On September 19, 2000, the Board of Directors of the Investment Company, on behalf of its sole series, the Dresdner RCM Europe Fund, unanimously approved an Agreement and Plan of Reorganization (the "Agreement") between the Investment Company, on behalf of its sole series, and the Registrant.
The Agreement provided for the transfer of all of the assets and the assumption of all of the liabilities of the sole series of the Investment Company to a corresponding, newly created series of the Registrant in a tax-free exchange for shares of the relevant series of the Registrant. Following such exchange, the sole series of the Investment Company distributed to the corresponding, newly created series of the Registrant shares to its stockholders pro rata, in liquidation of the series of the Investment Company (the "Reorganization").
At a meeting held on January 29, 2001, stockholders of the Capital Company approved the Reorganization, which went into effect on March 6, 2001.
		Sub-Item 77M


N-SAR 6-2001 SubItem 77M.doc	Page 1	08/27/01